6/5/13

[redacted]

13014612

AB 6/10

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 5 2013
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 13, 2013 Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Center Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

204-A Donelson Pike
(No. and Street)

Nashville (City) TN (State) 37214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack R. Thacker 276-669-7775
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - if individual, state last, first, middle name)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

OATH OR AFFIRMATION

I, Jack R. Thacker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Center Street Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Amy White Widener
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7526089
My Commission Expires
March 31, 2016

Signature

President
Title

Amy White Widener
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTER STREET SECURITIES, INC.
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES AND
INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2012

CONTENTS

KraftCPAs PLLC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Center Street Securities, Inc.
Nashville, Tennessee

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying statement of financial condition of Center Street Securities, Inc. (the "Company"), a wholly-owned subsidiary of Producers Equity Group, Inc. as of December 31, 2012, and the related statements of income, changes in stockholder's equity and cash flows, for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Center Street Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

OTHER MATTER

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information on pages 13 to 18 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KraftCPAs PLLC

Nashville, Tennessee
February 19, 2013

CENTER STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$ 247,623
Deposits with clearing brokers	5,000
Receivable from brokers and dealers	11,360
Commissions receivable	182,352
Receivables from representatives	2,795
Prepaid expenses and other assets	99,513
TOTAL ASSETS	$ 548,643

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 11,989
Accrued expenses	227,949
Advances from representatives	38,715
TOTAL LIABILITIES	278,653
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	8,000
Additional paid-in capital	810,929
Accumulated deficit	(548,939)
TOTAL STOCKHOLDER'S EQUITY	269,990
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 548,643

See accompanying notes to the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	
Commissions	$ 4,687,282
Service fees	143,898
TOTAL REVENUES	4,831,180
EXPENSES	
Salaries, benefits and commissions	4,262,312
Brokerage, exchange and clearance fees	82,850
Insurance and licensing fees	98,504
Professional fees	31,893
Occupancy	118,102
Postage and delivery	23,006
Dues and subscriptions	25,997
Office supplies	7,823
Bad debts	755
Other expense	99,648
TOTAL EXPENSES	4,750,890
NET INCOME	$ 80,290

See accompanying notes to the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE - BEGINNING OF YEAR	500	$ 8,000	$ 775,929	$ (629,229)	$ 154,700
Capital contribution by stockholder	-	-	35,000	-	35,000
Net income	-	-	-	80,290	80,290
BALANCE - END OF YEAR	500	$ 8,000	$ 810,929	$ (548,939)	$ 269,990

See accompanying notes to the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES	
Net income	$ 80,290
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Receivable from brokers and dealers	5,210
Commissions receivable	(109,968)
Receivables from representatives	2,858
Prepaid expenses and other assets	(32,066)
Increase (decrease) in operating liabilities:	
Accounts payable	5,158
Accrued expenses	95,677
Advances from representatives	10,630
TOTAL ADJUSTMENTS	(22,501)
NET CASH PROVIDED BY OPERATING ACTIVITIES	57,789
FINANCING ACTIVITIES	
Capital contribution by stockholder	35,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	35,000
INCREASE IN CASH	92,789
CASH - BEGINNING OF YEAR	154,834
CASH - END OF YEAR	$ 247,623

See accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Center Street Securities, Inc. (the "Company") is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on its books. The Company receives commissions for sales of various mutual funds, stocks, bonds, 529 plans, variable life and annuities, and real estate investment trusts. The Company is a wholly-owned subsidiary of Producers Equity Group, Inc. ("PEG").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and market development costs

Advertising and market development costs are expensed as incurred. Advertising expense for the year ended December 31, 2012 amounted to $7,039.

Deposits with clearing broker

On August 13, 2009, the Company executed a secondary correspondent agreement with World Equity Group ("WEG"). WEG conducts business on a fully disclosed basis via a correspondent clearing agreement with Pershing, LLC. The Company has agreed to maintain a deposit account with Pershing, LLC in the amount of $5,000 in accordance with the clearing agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commission income

Commission income and related brokerage, exchange and clearance fees are recorded on a trade-date basis as securities transactions occur.

Taxes

The Company is classified as a C corporation under the Internal Revenue Code. The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the taxpayer for federal income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. At December 31, 2012, the Company did not have any allocation to or from the parent company. The Company is liable for state taxes.

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. Such differences are expected to result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

The Company filed income tax returns in the U.S. federal jurisdiction prior to being acquired by PEG in 2009. The Company's U.S. federal income tax return for 2009 is open to examination. Beginning in 2010, the Company became a part of a group that files a consolidated federal income tax return. The consolidated federal income tax returns for 2010 and 2011 are open to examination. The Company files income tax returns in certain state jurisdictions. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 19, 2013, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - INCOME TAXES

The deferred tax asset and valuation allowance are as follows as of December 31, 2012:

Deferred tax liability - current	$ (19,060)
Deferred tax asset - long-term	26,395
Deferred tax valuation allowance	(7,335)
	$ -

Deferred taxes result primarily from net operating loss carryforwards and the expensing of prepaid expenses for tax purposes.

At December 31, 2012, the Company had net operating loss carryforwards totaling approximately $623,000 for state excise tax purposes. State tax loss carryforwards expire beginning in 2024.

A valuation allowance has been recorded to record only the portion of the net deferred tax asset that will more likely than not be realized. The valuation allowance decreased approximately $62,000 from 2011.

NOTE 4 - RELATED PARTY TRANSACTIONS

Accounts payable to the Company's President for commissions amounted to $6,488 at December 31, 2012. In 2012, total salaries and commissions included in operating expense earned by the Company's President amounted to approximately $455,961.

The Company rents office space on a month-to-month basis from Thacker Properties, LLC, which is owned by the President of the Company. Rent expense under this arrangement amounted to approximately $12,000 for the year.

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company also rented office space and equipment on a month-to-month basis from PEG from January 1, 2012 through September 30, 2012. Rent expense under this arrangement amounted to approximately $13,000 for the year.

Total accounts payable to PEG as of December 31, 2012 amounted to $468.

NOTE 5 - COMMITMENTS

The Company entered into a technology services agreement with a vendor providing access to its web-based statement and portfolio management system. The Company pays $5,000 per month for the license to access the system. The services agreement was terminated as of October 2012. Total payments for the year 2012 were $50,000 and there are no future payments scheduled under this agreement.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had regulatory net capital of $146,014, which was $129,666 in excess of its required minimum of $16,348. The Company's percent of aggregate indebtedness to net capital ratio was 168%.

SUPPLEMENTARY INFORMATION

CENTER STREET SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2012

Net Capital	
Total stockholder's equity from the Statement of Financial Condition	$ 269,990
Nonallowable assets from the Statement of Financial Condition	(123,876)
Net capital before haircuts	$ 146,114
Haircuts	(100)
Net capital	$ 146,014
Total aggregate indebtedness	$ 245,221
Computation of basic net capital requirement	
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 16,348
Excess net capital	$ 129,666
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required	$ 121,492
Percentage of aggregate indebtedness to net capital	168 %

CENTER STREET SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

CENTER STREET SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

CENTER STREET SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF DECEMBER 31, 2012

The net capital computed on page 13 and the Company's computation of net capital on its December 31, 2012 Focus Report - Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

CENTER STREET SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

DECEMBER 31, 2012

Not applicable

CENTER STREET SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST
OR FOUND TO HAVE EXISTED

DECEMBER 31, 2012

None

KraftCPAs
PLLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Center Street Securities, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements of Center Street Securities, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Stockholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
February 19, 2013